June 23, 2025

Qiaojun Lai
Chief Executive Officer
Collab Z Inc.
29 Orinda Way, Unit 2060
Orinda, CA 94563

       Re: Collab Z Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 9, 2025
           CIK No. 0002050338
Dear Qiaojun Lai:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2025 letter.

Amendment No.3 to Draft Registration Statement on Form S-1 filed on June 9,
2025
Dilution, page 40

1. Please include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders, or tell us how you determined this disclosure is not necessary. Refer to Item 506 of Regulation
       S-K.
 June 23, 2025
Page 2
Future Equity Obligations, page 48

2. We note your revisions regarding the number of shares that will be issued pursuant to the SAFE agreement. Please describe the terms of the SAFE agreement in more detail.
       For example, describe any material conditions to the conversion. Also clarify whether the investor should be included in the beneficial ownership table on page 76 as a party with the right to acquire 5% or more of the company's outstanding shares at the time of the offering, or as an officer or director. We also note your disclosure that the
       SAFE will convert into an amount of shares undeterminable until an offering price for this offering is established. Please update your disclosure as you have established an offering price of $4.00 per share.
Shares Eligible for Future Sale, page 80

3. As requested in comment 11 from our letter dated April 8, 2025, please disclose the number of shares that could be sold pursuant to Rule 144. We note that you have included the number that are registered for resale in the current Amendment No. 3.
       Please also clarify whether the 60,000 shares of common stock held by the Local
       Members of the five joint ventures are included in or are in addition to the 3,742,500 shares of common stock that will be subject to the lock-up agreements, as discussed on page 81.
Selling Stockholders, page Alt-8

4. On page Alt-8 in the Resale Prospectus, please identify by footnote or otherwise whether the listed selling stockholder received the shares in the exchange or in other transactions such as the September Purchase Agreements, as we note that not all of the Purchase Agreement shares were cancelled. In the third paragraph on page Alt-8, please also clarify whether the underwriters are requiring a lock-up of these shares and if so, describe the terms and discuss how this impacts the selling shareholder's plan of distribution.
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 3- Summary of Significant Accounting Policies
Segment Reporting, page F-13

5. You identify revenue and operating costs as key measures of segment profit or loss reviewed by your CODM. It does not appear that these income statement line items represent measures of segment profit or loss for purposes of ASC 280. Given your disclosure that management has determined that the company only has one operating segment and that the CODM reviews the operating results for the company as a whole to make decisions about allocating resources and assessing financial performance, it appears consolidated net income or loss would be used by the CODM in assessing segment performance and deciding how to allocate resources. Please revise your disclosure to report consolidated net income or loss as the required measure of segment profit or loss or tell us how you determined it was not the measure required to be disclosed. Refer to ASC 280-10-50.
 June 23, 2025
Page 3
Item 15. Recent Sales of Unregistered Securities, page II-3

6. Please revise to include all unregistered sales of the company's securities by the company within the past three years, including new issues, sales of reacquired securities, and securities issued in exchange for property, services or other securities.
       In this regard, please include the sales of shares in the September private placement, the securities issued in the December share exchange, securities subject to the SAFE and your agreement with Blake Elliott, as well as the issuance of options in May 2025 and any other sales which were not registered under the Securities Act. Please see
       Item 701 of Regulation S-K.
Item 16. Exhibits, page II-4

7. We note that the the exhibit index does not include the the 2025 Equity Incentive Plan
       (the    2025 Plan   ). Please revise to include the 2025 Plan on the
index. Refer to Item
       601 of Regulation S-K.

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Ross David Carmel